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JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

August 13, 2013

Via EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Christina DiAngelo Fettig

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: FS Global Credit Opportunities Fund—A (File Nos. 333-186414 and 811-22798) and FS

Global Credit Opportunities Fund—D (File Nos. 333-186413 and 811-22797)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of FS Global Credit Opportunities Fund—A and FS Global Credit Opportunities Fund—D (each, a “Fund” and, together, the “Funds”), in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Funds via telephone on July 29, 2013 regarding the Funds’ above-mentioned Registration Statements on Form N-2, we hereby confirm that as of the date of the seed financial statements of the Funds, there were no known purchase commitments. We further confirm that if, at the end of a future reporting period of a Fund, the Fund has a known purchase commitment, the Fund will accrue a liability based on the committed amount.

* * * * * * *

Each Fund hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking

James O’Connor, Esq. Christina DiAngelo Fettig August 13, 2013 Page 2

action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) such Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510 or David J. Harris at (202) 261-3385.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

Cc:	Gerald F. Stahlecker

Stephen S. Sypherd

FS Global Credit Opportunities Fund—A

FS Global Credit Opportunities Fund—D

David J. Harris

Dechert LLP